                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. ____ )*


                           The Estee Lauder Companies Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   518439104
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                                 (CUSIP Number)



                               December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X ]    Rule 13d-1(b)

         [   ]   Rule 13d-1(c)

         [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13G

CUSIP No.         518439104

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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               AMVESCAP PLC
               AIM Advisors, Inc.
               AIM Capital Management, Inc.
               AIM Funds Management, Inc.
               AIM Private Asset Management, Inc.
               Atlantic Trust Company, N.A.
               INVESCO Asset Management GmbH
               INVESCO Institutional (N.A.), Inc.
               Stein Roe Investment Counsel, Inc.

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          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  _______________________________________________

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          4.   Citizenship or Place of Organization
               AMVESCAP PLC: England
               AIM Advisors, Inc.: United States
               AIM Capital Management, Inc.: United States
               AIM Funds Management, Inc.: Canada
               AIM Private Asset Management, Inc.: United States
               Atlantic Trust Company, N.A.: United States
               INVESCO Asset Management GmbH: Germany
               INVESCO Institutional (N.A.), Inc.: United States
               Stein Roe Investment Counsel, Inc.: United States

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                                    5.      Sole Voting Power 6,880,651: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed: AIM Advisors, Inc. 4,737,318;
                                            AIM Capital Management, Inc. 284,419;
                                            AIM Funds Management, Inc. 618,700;
                                            AIM Private Asset Management, Inc. 1,202,228;
                                            Atlantic Trust Company, N.A. 1,504;
                                            INVESCO Asset Management GmbH 259;
                                            INVESCO Institutional (N.A.), Inc. 33,986;
                                            Stein Roe Investment Counsel, Inc. 2,237


Number of Shares           --------------------------------------------------------------------------------------------------
Beneficially Owned
by Each Reporting                   6.      Shared Voting Power       ______-0-______
Person With
                           --------------------------------------------------------------------------------------------------

                                    7.      Sole Dispositive Power 6,880,651: Such
                                            shares are held by the following
                                            entities in the respective amounts
                                            listed: AIM Advisors, Inc. 4,737,318;
                                            AIM Capital Management, Inc. 284,419;
                                            AIM Funds Management, Inc. 618,700;
                                            AIM Private Asset Management, Inc. 1,202,228;
                                            Atlantic Trust Company, N.A. 1,504;
                                            INVESCO Asset Management GmbH 259;
                                            INVESCO Institutional (N.A.), Inc. 33,986;
                                            Stein Roe Investment Counsel, Inc. 2,237

                           --------------------------------------------------------------------------------------------------

                                    8.      Shared Dispositive Power     ______-0-______

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          9.   Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person
               6,880,651

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          10.  Check if the Aggregate  Amount in Row (9) Excludes Certain Shares
               (See Instructions) N/A


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          11.  Percent of Class Represented by Amount in Row (9)        5.29%
                                                                        ----


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          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.



                                  SCHEDULE 13G


Item 1(a)         Name of Issuer:
                        The Estee Lauder Companies Inc.


Item 1(b)         Address of Issuer's Principal Executive Offices:
                  767 Fifth Avenue
                  New York, NY  10153


Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release
                  No. 34-39538 (January 12, 1998), this statement on Schedule
                  13G or amendment thereto is being filed by AMVESCAP PLC
                  ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement.
                  AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.


Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England


Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.


Item 2(d)         Title of Class of Securities:
                  Common Stock, $.01 par value per share


Item 2(e)         CUSIP Number:
                  518439104


Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under
                  Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions.
                  AMVESCAP is a holding company.





Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.


Item 5            Ownership of Five Percent or Less of a Class:

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another Person:
                  N/A


Item 7            Identification and Classification of the Subsidiary Which Acquired the Security Being         reported on By
                          the Parent Holding Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.


Item 8            Identification and Classification of Members of the Group:
                  N/A


Item 9            Notice of Dissolution of a Group:
                  N/A


Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                       February 13, 2006
                                                              --------------------------------------------
                                                                           Date

                                                              AMVESCAP PLC

                                                              By:      /s/  Lisa Brinkley
                                                              --------------------------------------------


                                                                  Lisa Brinkley
                                                              Chief Compliance Officer